

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

<u>Via E-mail</u>
Mr. James Reagan
Chief Financial Officer
Vangent, Inc.
4250 North Fairfax Drive, Suite 1200
Arlington, VA 22203

      Re: Vangent, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed March 23, 2011
               File No. 333-145355

Dear Mr. Reagan:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Kathleen Collins

                                 Kathleen Collins
                                 Accounting Branch Chief